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                                                                  Exhibit (a)(5)

JARDINE FLEMING CHINA REGION FUND, INC.
October 30, 2000
BOARD ANNOUNCES FURTHER MEASURE TO REDUCE DISCOUNT


Further to its announcement of October 24, 2000, outlining measures to manage the discount to net asset value (NAV) at which shares of Jardine Fleming China Region Fund, Inc. (NYSE: JFC) trade in the market, the Board of Directors of the Fund announces that it intends to make a partial tender offer for the Fund's shares. The tender offer will be for 30% of the Fund's outstanding shares and will be priced at 95% of NAV per share as of the closing date of the tender.
The Board intends to commence the tender offer as soon as practically possible after the Special Meeting of shareholders scheduled for October 30, 2000, and close the tender offer before the end of this year. Consistent with U.S. regulations regarding tender offers, the Fund has suspended its current share repurchase program. The Board may choose to resume the share repurchase program ten business days after the closing of the tender offer.

From January 1, 2001, the Board will undertake to implement the approach outlined in its announcement of October 24. Under this approach, if the Fund's shares trade at an average discount to NAV in excess of 20% for any 13 week period, the Board undertakes to implement a tender offer or similar transaction. The Fund may conduct up to one tender offer or similar transaction each calendar year in which the specified condition is met, to the extent permitted under U.S. law. The terms of such a tender offer or similar transaction would be determined in the light of market conditions at that time.



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FOR IMMEDIATE RELEASE

NOVEMBER 17, 2000


JARDINE FLEMING CHINA REGION FUND BOARD TO COMMENCE A SELF TENDER FOR UP TO 30% OF OUTSTANDING SHARES


Baltimore, MD--Further to its announcement of October 30, 2000, Jardine Fleming China Region Fund, Inc. (NYSE: JFC) announces its plans to commence a tender offer to acquire up to 30% of its outstanding shares of common stock. As previously announced, purchases in the tender offer will be made at a per share cash purchase price of 95% of net asset value, as determined on the closing of the tender offer. The tender offer is expected to commence on November 20, 2000 and remain open through December 18, 2000, unless extended.

This announcement is not an offer to purchase or the solicitation of an offer to sell shares of the Fund. The planned tender offer will be made only by the Offer to Purchase and the related Letter of Transmittal, both of which are scheduled to be mailed to shareholders on November 20, 2000. Shareholders should read these documents carefully when they are available because they will contain important information. These and other filed documents will be available to investors free of charge at the website of the U.S. Securities and Exchange Commission. Neither the Offer to Purchase will be made to, nor will tenders pursuant to the Offer to Purchase be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the Offer to Purchase would violate that jurisdiction's laws.

Questions, requests for assistance, requests for copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer documents may be directed to MacKenzie Partners, Inc., the Information Agent for the tender offer, by calling (212) 929-5500 (collect) or (800) 322-2885 (toll free) between the hours of 8:00 a.m. and 8:00 p.m. New York Time, Monday through Friday and 10:00 a.m. and 4:00 p.m. New York Time, Saturday (except holidays).


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